FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – TEF-Rights for Champions and UEFA	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Please see attached press release.

Madrid, June 28, 2018

NOTA DE PRENSA
PRESS RELEASE

TELEFÓNICA ACQUIRES RIGHTS FOR UEFA CHAMPIONS LEAGUE AND UEFA EUROPA LEAGUE IN THE RESIDENTIAL MARKET FOR THE 2018-2021 PERIOD

•	Following the acquisition of this content, Telefónica completes the most comprehensive sports offering in the market

Madrid, 28th June 2018.- Telefónica has closed an agreement with Mediapro to acquire the broadcasting rights for the UEFA Champions League and the UEFA Europa League in the residential Spanish market for the next three seasons (2018-2021).

This agreement, pending the necessary authorization from the UEFA which is expected in the next days, comes on top of the award to Telefónica of the rights to broadcast the nine paid LaLiga matches played per day of competition in the Spanish premier division for the 2019-2022 seasons. As a result, the company now holds 100% of the paid football rights in the Spanish residential market.

In both cases, the acquisition of the rights allows Telefónica to design and develop the contents.

A key factor of this content is that, starting this season, UEFA Champions League matches will be watched in Spain through payment platforms, given that the match usually broadcasted by free-to-air channels will disappear. As for the UEFA Europa League, Mediapro has reserved the right to broadcast a free match per day.

In addition, there will be more options to view the UEFA Champions League matches, which were previously all aired at 20:45. Starting next season, there will be two kick-off times at 19:00 and 21:00 CET (an hour less in the Canary Islands).

These changes will improve customer's experience and satisfaction while also opening up new opportunities to monetize the content not only for Telefónica but also for the operators that buy the channel.

The investment for the acquisition of the rights for each of the next three seasons of the UEFA Champions League and the UEFA Europa League is 360 million euros for the rights that can be resold to other operators in the market interested in this content. The agreement signed with Mediapro includes the sharing of advertising revenues from the new channels that will be launched in the coming weeks. These channels will be Movistar branded.

The estimated net cost of the total investment made in the rights of LaLiga plus the UEFA Champions League and the UEFA Europa League rises slightly by 5% compared to the last season in both competitions’ previous cycle. This represents an increase of about 40 million euros in the first season of the new cycle. From the second season, the cost remains stable. This figure is well below the increases of more than 50% that this content has registered in the main European countries.

This estimated increase in the net cost of the rights of the football will be offset by savings derived from the company’s efficiency programs as well as the generation of additional revenues.

The president of Telefónica España, Emilio Gayo, said: "The award of the main lots of the rights of LaLiga last Monday cements Telefonica’s commitment to television with one of our customers’ most watched contents, now completed with the Champions and the Europa League”.

This will provide certainty, stability, and growth to Telefonica's pay television business model in Spain over the next 3-4 years.

Telefónica, S.A.    Dirección de Comunicación Corporativa Tel: +34 91 482 38 00
Ronda de la Comunicación, s/n email: prensatelefonica@telefonica.com
28050 Madrid http://saladeprensa.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 28, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors